UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
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FORM SD Specialized Disclosure Report
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eMagin Corporation
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)
001-15751	56-1764501
(Commission File Number)	(IRS Employer Identification No.)
2070 Route 52, Hopewell Junction, NY	12533
(Address of principal executive offices)	(Zip Code)
Richard A. Friedman, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, New York 10006 (212) 930-9700
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Report.

This Specialized Disclosure Report on Form SD (this “Report”) for eMagin Corporation (“eMagin,” “we,” “our,” or “us,”) for the calendar year ended December 31, 2015 is being filed in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Business Overview. eMagin is a leader in the manufacture of microdisplays using OLED (organic light emitting diode) technology.

We design, develop, manufacture, and market OLED on silicon microdisplays, virtual imaging products which utilize OLED microdisplays, and related products. We also perform research in the OLED field. Our virtual imaging products integrate OLED technology with silicon chips to produce high-resolution microdisplays smaller than one-inch diagonally which, when viewed through a magnifier, create virtual images that appear comparable in size to that of a computer monitor or a large-screen television. Our products enable our original equipment manufacturer (“OEM”) customers to develop and market improved or new electronic products, especially products that are mobile and highly portable so that people have immediate access to information and may experience immersive forms of communications and entertainment.

Supply Chain Overview. Each of the conflict minerals (defined as tin, tantalum, tungsten and gold, the “3TGs” or “conflict minerals”) is necessary for the functionality of our products. However, eMagin is several levels removed from the sources of conflict minerals in its products and does not make purchases of raw ore or conflict minerals directly from mines, smelters or refiners. As part of its global sourcing compliance program, eMagin prohibits the use of conflict minerals sourced from any of the Covered Countries. Our suppliers are expected to provide various compliance documentation and information, including conflict minerals sourcing information, upon request. In addition, eMagin maintains purchasing policies and procedures in effect to notify current and potential new suppliers that utilize conflict minerals that eMagin does not accept product manufactured with or containing conflict minerals sourced from Covered Countries.

Reasonable Country of Origin Inquiry (RCOI) and RCOI Results.

eMagin performed a comprehensive review of our products and components, and the role that suppliers play throughout the product development, commercialization and manufacturing processes. We defined the scope of our RCOI by identifying and reaching out to suppliers that provided products to eMagin in 2015. In order for eMagin to identify the risk that the 3TGs in its supply chain may be coming from sources supporting armed groups in the Democratic Republic of the Congo or any adjoining country (collectively, the “Covered Countries”), eMagin requested its identified suppliers to provide information regarding sources of 3TGs in the products supplied to eMagin and to identify the 3TG smelters/refiners in the supply chain. To solicit this information, eMagin adopted the template developed by Electronic Industry Citizenship Coalition® (“EICC®”) and The Global e-Sustainability Initiative (“GeSI”), known as the EICC®-GeSI Conflict Minerals Reporting Template (“CMRT”). eMagin relies upon its suppliers to provide information on the origin of the 3TGs contained in its components and materials supplied to it, including sources of 3TGs that are supplied to them from sub-tier suppliers.

eMagin analyzed the supplier responses and conducted follow-up inquiries with those suppliers that had provided incomplete, unclear or ambiguous responses. Based on its reasonable country of origin inquiry, eMagin concluded that it has no reason to believe that any conflict minerals included in the products manufactured by eMagin may have originated in a Covered Country. Accordingly, eMagin is not required to file a Conflict Minerals Report.

Conflict Minerals Disclosure

As required by Rule 13p-1, the Company is providing a copy of this Form SD on the Company’s website at www.emagin.com on the Investor Relations page under the heading “SEC Filings.” The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit

None.

Section 2 - Exhibits

Item 2.01 Exhibits

None.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

eMagin Corporation

Date: May 24, 2016	By:	/s/ Jeffrey P. Lucas
Name: Jeffrey P. Lucas
Title: Chief Financial Officer

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